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February 16, 2012

VIA EDGAR Tom Kluck Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Sprott Physical Silver Trust Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 27, 2011 File No. 001-34928

Dear Mr. Kluck:

On behalf of Sprott Physical Silver Trust (the “Trust”), we submit this response to your letter dated December 20, 2011, in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented a comment relating to the Trust’s annual report on Form 20-F for the fiscal year ended December 31, 2010. The Trust’s response, together with the Staff’s comment, is set forth below.

1.
In future Exchange Act filings, please provide disclosure of the total fees and expenses paid by the trust and include an expense ratio for an investment in the trust. Please describe all the components that you have included in the expense ratio and explain any assumptions you have made.

The Trust will include the requested disclosure in future Exchange Act filings.

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The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

We trust that the information provided in this letter addresses the Staff’s comments.  If you have any questions or comments concerning this letter, please feel free to contact the undersigned at 202-661-7150.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine

SK 03883 0009 1265259
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